UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Cyanotech Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

232437-301

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	Page 2 of 8

1.	Name of Reporting Person. Michael A. Davis (“Davis”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 440,408 (1)
	6.	Shared Voting Power 656,250 (2)
	7.	Sole Dispositive Power 440,408 (1)
	8.	Shared Dispositive Power 656,250 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,096,658
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 19.6% (3)
12.	Type of Reporting Person IN

(1)	This amount consists of 12,119 shares held by Davis and 428,289 shares held by the Michael Arlen Davis Revocable Trust (the “Revocable Trust”) of which Davis is the Trustee and beneciary.
(2)	This amount consists of: 31,250 shares held by Davis’ spouse, Janet J. Johnstone; 150,000 shares held by trusts for the benefit of Davis’ children for which Davis is Co-Trustee (the “Children’s Trusts”); 25,000 shares held by Davis and Johnstone as UTMA custodians for Davis’ child (the “Custodial Account”); 350,000 shares held by the Michael Arlen Davis Charitable Lead Annuity Trust (the “Charitable Trust”) of which Davis is Co-Trustee and non-charitable beneficiary; and 100,000 shares held by Skywords Family Foundation Inc. (“Skywords”) of which Davis is a director.
(3)	Based on 5,596,797 total shares outstanding on November 12, 2015 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No. 232437-301	Page 3 of 8

1.	Name of Reporting Person. Michael Arlen Davis Charitable Lead Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 350,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 350,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.3% (1)
12.	Type of Reporting Person OO

(1)	Based on 5,596,797 total shares outstanding on November 12, 2015 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No. 232437-301	Page 4 of 8

1.	Name of Reporting Person. Michael Arlen Davis Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 428,289
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 428,289
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 428,289
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.7% (1)
12.	Type of Reporting Person OO

(1)	Based on 5,596,797 total shares outstanding on November 12, 2015 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2015.

ITEM 1.

(a)	Name of Issuer:

Cyanotech Corporation

(b)	Address of Issuer’s Principal Executive Offices:

73-4460 Queen Kaahumanu Highway, Suite 102

Kailua-Kona, Hawaii 96740

ITEM 2.

(a)	Name of Person Filing:

This statement is filed jointly by Michael A. Davis (“Davis”), the Michael Arlen Davis Charitable Lead Annuity Trust (the “Charitable Trust”) and the Michael Arlen Davis Revocable Trust (the “Revocable Trust”).

(b)	Address of Principal Business Office, or if None, Residence:

1621 Juanita Lane

Tiburon, California 94920

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

232437-301

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Davis: 1,096,658. This amount consists of: 12,119 shares held by Davis; 31,250 shares held by Davis’ spouse, Janet J. Johnstone; 150,000 shares held by the Children’s Trusts; 25,000 shares held by the Custodial Account; 350,000 shares held by the Charitable Trust; 428,289 shares held by the Revocable Trust; and 100,000 shares held by Skywords.

Charitable Trust: 350,000

Revocable Trust: 428,289

(b)	Percent of class:

Davis: 19.6%

Charitable Trust: 6.3%

Revocable Trust: 7.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Davis: 440,408. This amount consists of 12,119 shares held by Davis and 428,289 shares held by the

Revocable Trust.

Charitable Trust: 350,000

Revocable Trust: 428,289

(ii)	Shared power to vote or to direct the vote

Davis: 656,250. This amount includes: 31,250 shares held by Davis’ spouse, Janet J. Johnstone; 150,000 shares held by the Children’s Trusts; 25,000 shares held by the Custodial Account; 350,000 shares held by the Charitable Trust; and 100,000 shares held by Skywords.

Charitable Trust: 0

Revocable Trust: 0

(iii)	Sole power to dispose or to direct the disposition of

Davis: 440,408. This amount consists of 12,119 shares held by Davis and 428,289 shares held by the

Revocable Trust.

Charitable Trust: 350,000

Revocable Trust: 428,289

(iv)	Shared power to dispose or to direct the disposition of

Davis: 656,250. This amount includes: 31,250 shares held by Davis’ spouse, Janet J. Johnstone; 150,000 shares held by the Children’s Trusts; 25,000 shares held by the Custodial Account; 350,000 shares held by the Charitable Trust; and 100,000 shares held by Skywords.

Charitable Trust: 0

Revocable Trust: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Wilmington Trust Corporation is Co-Trustee of the Children’s Trusts and the Charitable Trust, and collectively holds 500,000 shares, or 8.9% of the class of stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

/s/ Michael A. Davis
Michael A. Davis

The Michael Arlen Davis Charitable Lead Annuity Trust

By:	/s/ Michael A. Davis
Michael A. Davis, Co-Trustee

The Michael Arlen Davis Revocable Trust

By:	/s/ Michael A. Davis
Michael A. Davis, Trustee

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Agreement of Joint Filing, dated February 10, 2013, by and among Michael A. Davis, Janet J. Johnstone, the Charitable Trust and the Revocable Trust, filed as an Exhibit to the Schedule 13G/A filed by the Reporting Person on February 14, 2013 and incorporated herein by reference.